ATEL Growth Capital Fund 8, LLC

600 California Street, 6th Floor

San Francisco, California 94108-2733

February 9, 2012

BY EDGAR AND OVERNIGHT DELIVERY

Ms. Pamela A. Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ATEL Growth Capital Fund 8, LLC (the “Company”)
Pre-Effective Amendment No. 1 to
Registration Statement on Form S-1
SEC File No. 333-178629

Dear Ms. Long:

Concurrently with this letter, we are filing pre-effective amendment no. 1 to the above referenced registration statement.

The Company, in connection with the staff’s review of the above referenced filing and its responses to staff comments, hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ATEL Growth Capital Fund 8, LLC

By:	AGC8 Managing Member, LLC,
Manager

	By:	/s/ Dean L. Cash
Dean L. Cash,
Chief Executive Officer